GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2005 NOV 14 P 2:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012499

26 October 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, New GKN PLC

GKN plc – Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S De Ritter

Sandie De Ritter

Enc

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

3

dlw 11/14

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 25 October 2005 it purchased 500,000 of its ordinary shares at a price of 274.47p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 23,275,000 of its ordinary shares in Treasury and has a total of 716,669,990 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
25 October 2005